Exhibit (a)(5)(2)

The historical financial information on which the financial ratios are based is included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed on March 5, 2012, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, which was filed on November 14, 2011. The financial ratios and the notes thereto should be read in conjunction with these historical consolidated financial statements.

VERENIUM CORPORATION

UNAUDITED RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio data)

	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	For the Nine Months Ended September 30, 2011
Earnings:
Pre-tax income from continuing operations	$4,871	$(23,914)	$8,106
Add: Total fixed charges (see details below)	2,945	7,136	2,392

Total income before provision for income taxes plus fixed charges	$7,816	$(16,778)	$10,498

Fixed Charges:
Sum of:
Interest expense(a)	$2,718	$5,683	$2,239
Amortized premiums, discounts and capitalized expenes related to indebtedness(b)	227	1,453	153

Total fixed charges	$2,945	$7,136	$2,392

Ratio of earnings to fixed charges	2.65	(2.35)	4.39

Deficiency	$—	$23,914	$—

(a)	Amount represents coupon interest expense related to indebtedness.
(b)	Amount relates to amortized capitalized debt issuance costs for the Notes and amortized premiums, discounts and capitalized debt issuance costs for other indebtedness.